                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                                   OSCA, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                 Class B Common
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  687836106**
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 June 20, 2000
--------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         **The note that the CUSIP number relates only to the Class A Common Stock of the Issuer. The Class B Common Stock is of a separate class but is pari passu with the Class A Common Stock.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages
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CUSIP NO. 687836106                   13G                      PAGE 2 OF 5 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Great Lakes Chemical Corporation

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 951765035
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       8,400,000
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        8,400,000
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        8,400,000
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        100%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)*

        CO
--------------------------------------------------------------------------------


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CUSIP NO. 687836106                   13G                      PAGE 3 OF 5 PAGES

ITEM 1(a)     NAME OF ISSUER:

              OSCA, Inc.

ITEM 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              156 Commission Blvd., Lafayette, LA 70508

ITEM 2(a)     NAME OF PERSON FILING:

              Great Lakes Chemical Corporation

ITEM 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              500 East 96th Street, Suite 500, Indianapolis, IN 46240

ITEM 2(c)     CITIZENSHIP:

              The Reporting Person is organized under the laws of the State of Delaware.

ITEM 2(d)     TITLE OF CLASS OF SECURITIES:

              Class B Common Stock, par value $.01 per share.

ITEM 2(e)     CUSIP NO.:

              687836106*

              *Please note that the CUSIP number relates only to the Class A Common Stock of the Issuer. The Class B Common Stock is of a separate class but is pari passu with the Class A Common Stock.

ITEM 3 IF THIS STATEMENT IS FILE PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable.

ITEM 4        OWNERSHIP:

              (a) Amount beneficially owned:  8,400,000 shares of Class B Common
                  Stock


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CUSIP NO. 687836106                   13G                      PAGE 4 OF 5 PAGES


              (b) Percent of class: 100%

              (c) Number shares as to which such person has:

                     (i)   Sole power to vote or to direct the vote: 8,400,000
                     (ii)  Shared power to vote or to direct the vote: 0
                     (iii) Sole power to dispose or to direct the disposition
                           of: 8,400,000
                     (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

              Not applicable.

ITEM 6        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              Not applicable.

ITEM 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              Not applicable.

ITEM 9        NOTICE OF DISSOLUTION OF GROUP:

              Not applicable.

ITEM 10       CERTIFICATION:

              Not applicable.


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CUSIP NO. 687836106                   13G                      PAGE 5 OF 5 PAGES


                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2001


                                      GREAT LAKES CHEMICAL CORPORATION

                                      /s/ Mark P. Bulriss
                                      ------------------------------------------
                                      By: Mark P. Bulriss
                                      Its: Chief Executive Officer and President